Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(in thousands, except ratio of earnings to fixed charges)	2002 As restated (2)	2003 As restated (2)	2004 As restated (2)	2005 As restated (2)	2006
Income (loss) from continuing operations before income taxes	$13,783	$34,776	$21,311	$(4,469)	$41,531
Fixed charges:
Interest expense (including capitalized interest)	22	2,886	5,632	5,010	5,028
Interest relating to rental expense (1)	2,856	2,141	2,584	4,079	5,790

Total fixed charges	2,878	5,027	8,216	9,089	10,818

Earnings available for fixed charges	$16,661	$39,803	$29,527	$4,620	$52,349

Ratio of earnings to fixed charges	5.79	7.92	3.59	0.51	4.84

(1)

The representative interest portion of rental expense was deemed to be one- third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 which was deemed to be all interest.

(2)	See Note 2, “Restatement of Consolidated Financial Statements” to Consolidated Financial Statements.